MONARCH INVESTMENT PROPERTIES, INC.
1801 N. Military Trail / Suite 204
Boca Raton, Florida  33431

Telephone: (561) 391-6117	jjfn@prodigy.net	Facsimile: (561) 391-6187

February 26, 2013

Mr. Amit Pande, Accounting Branch Chief
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Monarch Investment Properties, Inc. Form 10-K for Fiscal Year Ended June 30, 2012 Filed September 28, 2012 File Number: 0-52754

Dear Mr. Pande:

This will acknowledge receipt of your comment letter dated February 14, 2013.

In future filings we will disclose the following:

-	Management, majority shareholders and affiliates have not completed a sale or merger of a “public shell company” in the past three years.

-	Management, majority shareholders and affiliates have control of Monarch Investment Properties, Inc. which is a “full reporting public shell” company which is available for sale or merger.

o	Monarch was obtained as a result of a lawsuit filed against Monarch and the principals of Monarch.

o	The litigation resulted in our obtaining a judgment against Monarch.

o	A portion of the judgment was converted to equity, thereby giving us control of Monarch.

o	There were no assets in Monarch.

-	Management, majority shareholders and affiliates have control of Antares Resources Corp., which is a “non-reporting public shell” company.

o	David Miller filed a suit against Antares for monies due and owing to him. The litigation resulted in David Miller obtaining a judgment against Antares.

o	There was a partial conversion of the judgment to equity, which resulted in David Miller’s control of Antares.

o
Due to age and health restrictions, I felt that it would be in the best interest of all shareholders to sell control of the company, or effectuate a merger with an operating company so that Antares would become a viable operating company.

o	It was never the intent of management to get involved in public shell companies other than the possibility of operating or participating in the future operations of those companies.

-	These are the only two public shells that management controls.

o	Control of both “public shells” were acquired many years ago as a result of partial conversion of judgments obtained by David Miller for monies that were due him.

We are not in the business of acquiring, promoting or dealing in shell companies whatsoever.

As described above, the control of both Monarch and Antares were absolutely unintentional and solely as a result of our prevailing in the above described litigations.

We are in the business of operating companies, not promoting, buying or selling shell companies.

We further have no interest in becoming involved in any public entities as a result of health and age restrictions.

We have provided a summary of the companies to SEC lawyers, accounting firms, investment banking firms, business brokers and other similar types of intermediaries that both companies are available for sale or merger.

We have advised the intermediaries that we are seeking an operating company that has positive cash flow as a merger candidate for either shell.

We further advised them that they can select either Monarch or Antares.

-	From all of the discussions that we have had regarding a sale or merger, with intermediaries, the shareholder deficit was not a concern whatsoever.

Statement of Cash Flow / #4

-	The Company was billed $36,269 in legal fees in connection with the aborted merger with All American Home Products, LLC.

-	We received confirmation from the law firm that they had written off their receivable and confirmed that we should write off our payable.

-	Based on the written confirmation from the law firm, we wrote off the payable to the law firm.

-
The write-off of the payable of $36,269 presented in the statement of cash flows was in fact presented incorrectly as an add back, while it should have been presented as a deduction. We remember having corrected this issue in our internal review; all the while we had a tremendous amount of problems with the Edgar service, which we no longer use, getting corrections made. It was an oversight. The offsetting adjustment reduced the $77,055 decrease to $4,517. These reclasses as you noted do not change the net cash used in operating activities, as a result we will make the correction in future filings.

We will incorporate these disclosures in all future quarterly and annual reports filed with the Commission.

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.

Please advise if you require any additional information.

Sincerely,

David Miller
President & Principal Executive Officer

DM/rh
Cc:	David Lyon, Esq., Senior Staff Attorney Michael Clampitt, Esq., Senior Staff Attorney Babette Cooper, Staff Accountant